Exhibit 99.1

Collective Mining Announces Agnico Eagle Mines Limited's Intention of Exercising its Participation Rights

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Oct. 6, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that, further to its news releases dated October 1 and 2, 2025 announcing a C$125 million "bought deal" public offering of common shares ("Common Shares") led by BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (the "Public Offering"), Agnico Eagle Mines Limited ("Agnico"), who has participation rights in equity financings of the Corporation, has indicated to the Company that it intends to exercise its participation right to subscribe for 789,473 Common Shares, at an issue price of C$19.00 per Common Share, that would result in Agnico holding 14.64% of the issued and outstanding Common Shares after giving effect to the Public Offering (and assuming no exercise of the underwriters' over-allotment  option). The Common Shares to be issued to Agnico will be completed on a non-brokered private placement basis expected to close concurrently with the Public Offering.

The Public Offering and concurrent private placement are subject to the approval and authorization, as applicable, of the Toronto Stock Exchange and NYSE American. The concurrent private placement also remains subject to the settlement of definitive documentation.

The concurrent private placement with Agnico constitutes a "related party transaction" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61- 101"). Pursuant to section 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from obtaining a formal valuation and minority approval of the Company's shareholders as the fair market value of Agnico's participation in the concurrent private placement is below 25% of the Company's market capitalization as determined in accordance with MI 61-101. The Company expects to file a material change report including details with respect to the related party transaction less than 21 days prior to the closing of the concurrent private placement, which the Company deemed reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the concurrent private placement (and the Public Offering) in an expeditious manner.

The securities to be offered pursuant to the Public Offering and issued pursuant to the concurrent private placement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their close proximity to each other.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn,
and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Public Offering and the concurrent private placement; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 07:41e 06-OCT-25